Exhibit 12.1

Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	For the Nine Months Ended June 30, 2012

		For the Fiscal Year Ended September 30,
		2011	2010	2009	2008	2007
Earnings:
Pretax income (loss) from continuing operations	$46,042	$(9,834)	$(19,947)	$(26,594)	$(44,882)	$9,824
Less – noncontrolling interests	—	—	(8)	(1,549)	(6,482)	1,612
Less – equity in (earnings) losses of affiliates	(501)	(10,377)	(4,870)	(1,279)	15,656	(13,960)
Add – cash distributions received from equity investments	2,741	4,522	5,104	6,128	15,647	16,212

	48,282	(15,689)	(19,721)	(23,294)	(20,061)	13,688
Fixed charges	4,422	15,643	13,386	20,520	47,581	33,782

Total	$52,704	$(46)	$(6,335)	$(2,774)	$27,520	$47,470

Fixed Charges:
Interest expense	$4,197	$15,343	$13,086	$20,199	$47,266	$33,566
Estimated interest portion of rent expense (2)	225	300	300	321	315	216

Total	$4,422	$15,643	$13,386	$20,520	$47,581	$33,782

Ratio of earnings to fixed charges	11.9	(1)	(1)	(1)	(1)	1.4

(1)	Earnings for fiscal 2011, 2010, 2009 and 2008 were inadequate to cover fixed charges. The coverage deficiencies for those periods were $15.7 million, $19.7 million, $23.2 million and $20.0 million, respectively.
(2)	Estimated to be 8% of rent expense.